UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission File Number: 001- 39829

COGNYTE SOFTWARE LTD.
(Translation of Registrant’s name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of the FYE25 Annual Shareholder Meeting

As scheduled, Cognyte Software Ltd. (the “Company” or “Cognyte”) held its annual general meeting of shareholders for the fiscal year ending January 31, 2025 (the “Annual Meeting”) at 5:30 p.m., Israel time, on September 4, 2024, at Cognyte’s offices at 33 Maskit, Herzliya Pituach, 4673333, Israel. At the Annual Meeting, the Company’s shareholders voted on five proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 30, 2024 as well as the supplemental materials which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 12, 2024 (collectively, the “Proxy Statement”).

Based on the presence, in person or by proxy, at the Annual Meeting of 58,846,913 ordinary shares, of no par value, of the Company (“ordinary shares”), or 81.85%, of the Company’s 71,894,135 outstanding ordinary shares, as of July 23, 2024 (the record date for the Annual Meeting), constituting more than the minimum percentage of outstanding shares required for a quorum under the Company’s Articles of Association (the “Articles”), proposals 1, 2 and 3 detailed in the Proxy Statement (and, as applicable, sub-proposals thereof) were approved by the requisite vote of the Company’s shareholders, and proposal 4 and 5, which were added to the agenda for the Annual Meeting at the request of certain of the Company’s shareholders, were not approved.

The board of directors of the Company recommended that shareholders vote “FOR” proposals 1, 2, and 3 and “AGAINST” proposals 4 and 5.

Below are the detailed tallies of votes with respect to each proposal included in the Proxy Statement.

Proposal 1: To re-elect each of Earl Shanks and Elad Sharon as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2028, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s Articles of Association or the Companies Law 5759-1999 (the “Companies Law”).

Name of Nominee	Votes in Favor	Votes Against	Abstentions
Earl Shanks	40,363,802	18,450,020	33,091
Elad Sharon	55,395,520	3,374,796	76,597

The foregoing Proposal 1, to re-elect Earl Shanks and Elad Sharon, and Proposal 4 below, to elect Tal Yaacobi, present a Contested Election (as defined in the Articles) and the nomination of each of Earl Shanks and Elad Sharon received the plurality of the votes among the three nominees.

Consequently, and in accordance with the terms of the Articles, Earl Shanks and Elad Sharon have been elected in the Annual Meeting as Class III directors in accordance with Proposal 1 detailed in the Proxy Statement.

Proposal 2: To approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer, as detailed in the Proxy Statement.

Votes in Favor(*)	Votes Against	Abstentions
30,796,704	25,655,726	1,998,660

(*) Excludes 395,823 ordinary shares held as of the record date by Elad Sharon, who has a personal interest in accordance with the Companies Law.

Proposal 3: To approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Votes in Favor	Votes Against	Abstentions
58,705,989	99,073	41,851

Proposal 4: To approve that Mr. Tal Yaacobi be elected as a Class III director, to serve until the annual meeting of shareholders to be held during the fiscal year ending on January 31, 2028, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Companies Law.

Votes in Favor	Votes Against	Abstentions
16,745,294	34,741,494	7,360,125

Proposal 5: To approve the entry into an indemnification and exculpation agreement and provide liability insurance coverage and compensation to the Director Nominee as provided to other directors of the Company from time to time.

Votes in Favor	Votes Against	Abstentions
16,910,300	34,475,140	7,461,473

Results of Prior Annual Shareholder Meeting

In addition, the Company hereby furnishes the detailed results of the annual general meetings from the fiscal years ended January 31, 2023, and January 31, 2024.

Results of the annual general meeting from the fiscal year ended January 31, 2024:

Proposals	Votes in Favor	Votes Against	Abstentions
Proposal 1(a) - Electing Dafna Sharir as a Class II director	35,403,183	18,083,017	133,916
Proposal 1(b) - Electing Avi Cohen as a Class II director	33,147,355	20,336,371	136,390
Proposal 2 – Approving amendments to the terms of employment of Elad Sharon. Company’s Chief Executive Officer*	19,632,381	25,212,321	486,867
Proposal 3 - Re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, and a member of the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending January 31, 2024	53,461,905	43,138	115,073

(*) Out of 45,331,569 votes casted by shareholders who indicated that they are neither a “controlling shareholder” of the Company nor have a “personal interest” with respect to such Proposal 2 which was further detailed in the Notice of Meeting and Proxy Statement relating to the relevant meeting.

Results of the annual general meeting from the fiscal year ended January 31, 2023:

Proposals	Votes in Favor	Votes Against	Abstentions
Proposal 1(a) - Electing Richard Nottenburg as a Class I director	39,539,438	10,110,614	9,467
Proposal 1(b) - Electing Karmit Shilo as a Class I director	41,601,616	8,046,098	11,805
Proposal 1(c) – Electing Zvika Naggan as a Class I director	41,891,363	7,758,822	9,334
Proposal 2 - Re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, and a member of the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending January 31, 2023	49,595,365	49,277	14,877

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos 333-252565 and. 333-278837).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.

Date: September 6, 2024	By:	/s/ Ilan Rotem
	Name:	Ilan Rotem
	Title:	Chief Legal Officer